UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

YONGYE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

Zhong Xingmei Full Alliance International Limited Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street Sheung Wan, Hong Kong +(852) 2572 3986

Wu Zishen

Orient Blossom Investments Limited

c/o Yongye International, Inc.

Suite 608, Xue Yuan International Tower,

No. 1 Zhichun Road, Haidian District

Beijing, People’s Republic of China

+(86) 10 8232 8866

With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Full Alliance International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,657,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,657,704
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X][1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[2]
14.	TYPE OF REPORTING PERSON CO

1	Excludes 555,000 shares of Company Common Stock indirectly owned by Mr. Wu through Orient Blossom Investments Limited, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 9,313,265 shares of Company Common Stock beneficially owned by MSPEA.
2	Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Zhong Xingmei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,657,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,657,704
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X][1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[2]
14.	TYPE OF REPORTING PERSON IN

1	Excludes 555,000 shares of Company Common Stock indirectly owned by Mr. Wu through Orient Blossom Investments Limited, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 9,313,265 shares of Company Common Stock beneficially owned by MSPEA.
2	Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Wu Zishen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,155,000[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,155,000[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X][2]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%[3]
14.	TYPE OF REPORTING PERSON IN

1	600,000 shares of Company Common Stock held in trust by Prosper Sino Development Limited for the benefit of family members of Mr. Wu, and 555,000 held indirectly by Mr. Wu through Orient Blossom Investments Limited.
2	Excludes 7,657,704 shares of Company Common Stock beneficially owned by Full Alliance and Ms. Zhong, 1,430,000 shares of Company Common Stock held in trust by Prosper Sino Development Limited for the benefit of family members of certain current and former directors and members of the Company’s management (other than Mr. Wu), and 9,313,265 shares of Company Common Stock beneficially owned by MSPEA.
3	Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Orient Blossom Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 555,000[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 555,000[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X][2]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.96%[3]
14.	TYPE OF REPORTING PERSON IN

1.	Excludes 7,657,704 shares of Company Common Stock beneficially owned by Full Alliance and Ms. Zhong, 2,030,000 shares of Company Common Stock held in trust by Prosper Sino Development Limited for the benefit of family members of certain current and former directors and members of the Company’s management (other than Mr. Wu), and 9,313,265 shares of Company Common Stock beneficially owned by MSPEA.
2	Percentage calculated based on 57,870,438 shares outstanding on an as-converted basis as of March 6, 2014, as set forth in the Issuer’s Form 10-K dated March 17, 2014.

This amendment No. 7 (“Amendment No. 7”) relates to the common stock, par value $0.001 per share (the “Company Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Company” or the “Issuer”). This Amendment No. 7 is being filed jointly by Full Alliance International Limited (“Full Alliance”), Zhong Xingmei (“Ms. Zhong”), and Wu Zishen (“Mr. Wu”) to amend and supplement the items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2012 (as amended by amendment No. 1 to the Schedule 13D filed on December 28, 2012, amendment No. 2 to the Schedule 13D filed on May 16, 2013, amendment No. 3 to the Schedule 13D filed on September 24, 2013, amendment No. 4 to the Schedule 13D filed on October 15, 2013, amendment No. 5 to the Schedule 13D filed on November 13, 2013, and amendment No. 6 to the Schedule 13D filed on November 25, 2013, the “Schedule 13D”). With respect to Orient Blossom Investments Limited (“Orient Blossom” and, together with Full Alliance, Ms. Zhong and Mr. Wu, the “Reporting Persons”), this Amendment No. 7 represents the initial statement on Schedule 13D filed with respect to the Issuer. Except as provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D.

ITEM 2 IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.14.

Orient Blossom Investments Limited is a company with limited liability incorporated under the laws of the British Virgin Islands. It is an investment holding company. Its principal business address is c/o Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, People’s Republic of China.

During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons anticipate that an additional US$15.7 million will be required to fund the additional merger consideration as described in Item 4 below. The increased financing for the merger in connection with the increase in offer price contemplated by the Proposal will be funded by proceeds under the facility made available by CDB pursuant to the Facility Agreement.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 5, 2014, the Company held a special meeting of stockholders of the Company to consider the proposal to approve the Merger Agreement. The proposal did not receive approval from at least a majority of the issued and outstanding Publicly Held Shares. As a result, the Merger Agreement was not approved by the Company’s stockholders at the meeting.

On March 26, 2014, the Consortium submitted a proposal via electronic mail (the “Proposal”) to the special committee of the board of directors of the Company (the “Special Committee”), pursuant to which it offered to increase the previously offered merger consideration payable to holders of the Publicly Held Shares in connection with the proposed merger from $6.69 per share to $7 per share. The contents of the Proposal is replicated below:

Dear Special Committee Members,

Mr. Zishen Wu, MSPEA Agriculture Holding Limited, Lead Rich International Limited and Full Alliance International Limited (collectively, the “Buyer Consortium”) are pleased to submit this revised non-binding proposal to acquire all outstanding shares of the common stock of Yongye International, Inc. (the “Company”) not currently owned by members of the Buyer Consortium.  We believe our revised offer is extremely attractive in terms of price and provides the best alternative available to the Special Committee to maximize stockholders value.

Our revised proposal consists of the following terms:

Price Increase.  Increase the merger consideration to $7.00 in cash per share of the Company’s common stock, which increase will be conditioned upon the Special Committee’s modification of the “Requisite Company Vote” requirement in the merger agreement as described below.  Our increased offer price represents a premium of approximately 6.1% to our original offer price of $6.60, a premium of 31.8% to the Company’s closing price on March 7, 2014, the last trading day of the week during which the Merger Agreement was not approved by the Company’s stockholders, and a premium of 4.6% to the per share merger consideration of $6.69 under the original merger agreement.

“Requisite Company Vote” Requirement.  As condition to the Buyer Consortium’s increase of the merger consideration, the Special Committee will modify clause (iii) of the “Requisite Company Vote” requirement in the merger agreement to provide that the voting requirement thereunder is the approval by a majority of the outstanding shares held by the unaffiliated common stockholders that are present in person or by proxy and voting for or against approval of the merger agreement at the stockholders’ meeting, instead of a majority of all issued and outstanding shares held by the unaffiliated common stockholders as contemplated under the current merger agreement.

We believe our proposed change to the “Requisite Company Vote” requirement is fair and reasonable to the Company’s unaffiliated stockholders, particularly in the context of our willingness to increase the merger consideration, and in light of the fact that a substantial majority of shares held by unaffiliated stockholders who were present in person or by proxy at the previous stockholders meeting were voted in favor of the original merger agreement.

We welcome the opportunity to discuss this proposal with the Special Committee and its advisors as soon as possible.  Please note that no legally binding obligation will be created upon any person with respect to this proposal unless and until a mutually acceptable definitive amendment to the merger agreement has been entered into by the parties.  We look forward to your response.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions in Item 3 and Item 4 herein of the Proposal are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.14: Joint Filing Agreement by and among the Reporting Persons, dated as of March 26, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2014

ZHONG XINGMEI

/s/ Zhong Xingmei

Name: Zhong Xingmei

FULL ALLIANCE INTERNATIONAL LIMITED

By: /s/ Zhong Xingmei

Name: Zhong Xingmei

Title: Director

WU ZISHEN

/s/ Wu Zishen

Name: Wu Zishen

ORIENT BLOSSOM INVESTMENTS LIMITED

By: /s/ Wu Zishen

Name: Wu Zishen

Title: Director

[Signature Page to Schedule 13D Amendment]